SEC file number 0-21782

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

FLETCHER CHALLENGE FORESTS LIMITED

(Translation of Registrant’s Name Into English)

8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [A]            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ] No [A]

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statements on Forms F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and S-8 (File No. 33- 97728) of Fletcher Challenge Forests Limited and certain of its subsidiaries and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 May 2004	FLETCHER CHALLENGE FORESTS LIMITED

P M GILLARD
SECRETARY

8 Rockridge Avenue
Penrose, Auckland
Private Bag 92036
Auckland Mail Centre
New Zealand
www.tenon.co.nz
Telephone 64-9-571 9800
19 May 2004	Facsimile 64-9-571 9801

Dear Shareholder

TAKE NO ACTION ON REVISED RUBICON OFFER

The Independent Directors of Tenon Limited advise shareholders to take no action on the revised partial takeover offer announced today by Rubicon Forests Limited.

Tenon will make a further announcement via the stock exchanges shortly.

Shareholders should note:

•	The new offer price of NZ$1.95 is still substantially below the valuation range assessed by the independent adviser Grant Samuel & Associates of between NZ$2.01 and $2.22 per share.

•	The offer is still a partial offer – for only 37.5% of the company’s shares not owned by Rubicon.

•	The offer is highly conditional – and Rubicon has not waived any of its previously stated conditions in the offer.

In its statement advising the revised offer price, Rubicon has referred to an “updated Independent Adviser’s report.” Shareholders should note that Rubicon is not referring to the Grant Samuel report on the merits of the offer, but to an independent report prepared by Ferrier Hodgson for Rubicon which simply compared the fairness of the offer as between ordinary and preference shares.

Pending the further announcement from the Independent Directors, the Company’s shareholders are urged to take no action with respect to the revised partial takeover offer.

Yours sincerely

Dryden Spring
Chairman